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Competitions



Realize Your Potential

Doublet23, Photo Competition Winner

Create

Competitions

For

Anything

Elegance Gallery's Best Painting Competition



Win

Cash & Rewards

From

Votes & Scores

Junju, Funniest Basketball Fail Competition Winner



Earn Cash
By Charging Entry

Example: Visual Filmworks Made Over $5,000 from Entries Into Their Best Film Competition



Market
By Providing Rewards

Example: Johnnyd Won Free Acting Lessons by Winning South Shore Theatre's Best Monologue Competition



Do Good
By Donating Earnings

Example: Random Acts of Kindness Donates $100 Each Week to the Winner's Choice of Charity



